

BERKSHIRE BRIDGE
CAPITAL

Robert R. Lind

February 3, 2017

To Whom It May Concern,

I, Robert Lind, state to the best of my knowledge and belief that Berkshire Bridge Capital, LLC during 2016:

(1) Was exempt from the compliance report pursuant to in Rule 15c3-3(k)(2)(i), and,

(2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

Robert R. Lind, Managing Partner

2596 Grassy Spring Pl
Las Vegas, NV 89135-1602
(818) 7907007
Bob@BerkshireBridgeCap.com
Member: FINRA/SIPC